Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

TO FCC, VERIZON, MCI SAY TRANSACTION IN PUBLIC INTEREST

The Verizon-MCI combination “will decisively benefit the public interest,” both companies told the FCC yesterday in their written response to comments filed by certain industry competitors and other interests earlier this month. In their joint filing, Verizon and MCI said that together they would create a strong new competitor for enterprise customers nationwide, enhance investment in the nation’s critical infrastructure, and establish the nation’s most advanced broadband platform, capable of delivering next-generation multimedia services in markets across the country. Noting that “profound changes in technology have brought about a convergence among wireline, voice, data, cable, wireless and satellite providers” that has “shattered the divisions between local and long-distance and voice and data,” the joint comments state that “robust competition in all segments of the broad communications marketplace will not be harmed by this combination.”

TO LARGE CUSTOMERS, VERIZON, MCI CITE NETWORK INVESTMENT

In a letter sent to major government and corporate customers this week, Verizon Chairman and CEO Ivan Seidenberg and MCI President and CEO Michael Capellas said they expect Verizon to invest $2 billion in capital and $1 billion to $1.5 billion in expense in the three years after their merger is completed. The letter stated that the money would go toward new products and services and investment in infrastructure. “We truly believe a combined Verizon/MCI will achieve operating efficiencies that will result in enhanced customer satisfaction and an improved customer value proposition,” the executives wrote. The letter also expressed the executives’ hope that the merger would be completed by the end of 2005.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.